 

Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: ANB Holdings, Inc.
Commission File No.: 001-35095
Date: February 6, 2025

United Together

Merger News:

Key transaction milestone dates*:

• Q2: Legal close

• July 14, 2025: Conversion

*subject to regulatory approval

A special inbox has been set up for our ANB team members for questions or information:

UnitedTogether_Questions@ucbi.com

Introducing United Community Wealth:

United Community is proud to launch United Community Wealth!

United Community Wealth encompasses two distinct service lines: United Community Private Wealth and United Community Advisors, both of which are tailored to meet specific customer needs and preferences.

Please see the press release at https://www.ucbi.com/news-and-press-releases/press-release-archive/wealth-management-launch for more details.

United's Culture: Who We Are

United Community's team in Robbinsville, NC held their second annual food drive last month for local school food pantries.

Together, they not only filled their branch with food for children's backpacks, but also raised more than $10,000 in cash donations for their community's schools.





 
HR News:

American National Bank employees will have the opportunity to participate in the United Community 401(k) retirement plan starting with the first United Community payroll. Information regarding the United Community 401(k) plan are included on the following page.

The United Community 401(k) retirement plan is administered by T. Rowe Price. Following legal close, ANB employees may choose to roll over their current 401(k) account balance to T. Rowe Price or another retirement plan, establish an IRA, or request a distribution. Eligible employees will be notified prior to the legal close about their enrollment period to ensure timely participation.





401(k) Plan Highlights

United Community offers all eligible employees the opportunity to save for retirement through a 401(k) plan.

Automatic Enrollment & Increase Features

The United Community Bank 401(k) Plan provides an auto enrollment feature for all eligible new hires and re-hires. The auto enrollment feature will automatically enroll eligible employees in the 401(k) plan at a pre-tax contribution rate of 5%, at approximately 30 days from date of hire. The contribution amount will be invested in the age-appropriate retirement fund based on the employee's birth year.

The plan also includes an Automatic Increase feature to help you save for retirement by increasing your contribution amount by 1% each April. Employees can opt out of this feature at any time, and the increase amount caps out at 15%.

401(k) Employee Contributions

Employees may elect to contribute:

- between 2% and 75% in pre-tax and/or ROTH (post-tax) contributions subject to IRS limits.

Catch-up Contributions

Depending on the preference, employees will be able to choose the tax advantages of Roth contributions, pre-tax contributions, or both. If an employee is (or will be) age 50 or older this year and contribute the maximum amount allowed by the plan or IRS, they may also contribute additional "catch-up" contributions up to the IRS catch-up limit. The plan also allows an additional catch-up limit for employees ages 60-63 subject to Secure Act 2.0.

401(k) Employer Matching Contributions

After completing 90 days of service, eligible employees will receive the employer match contribution

- **Employer Match:** United Community matches dollar for dollar up to 5% of eligible pay.

Vesting

Employees are always 100% vested in the part of their account balance that comes from the employee contributions, including rollovers. The plan also offers immediate vesting for employer contributions, which means that any employer contributions made to your account will become 100% vested immediately.

Loans

The plan permits loans to be made to Participants.

- **Loan Application:** Active participants may complete an application for a loan from the Plan either online or by completing the application form provided by the Plan Administrator.
- **Loan Limitations:** A loan cannot exceed 50% of your non-forfeitable Account balance. The maximum aggregate dollar amount of loans outstanding to any Participant may not exceed $50,000.
    - The minimum loan available from the plan is $1,000.
    - A Participant may only have one loan outstanding from the Plan.
    - All loans made pursuant to this program will be considered a directed investment of the Participant's Account under the Plan.



IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the Merger, United filed with the SEC a registration statement on Form S-4 on January 24, 2025, which was declared effective on February 6, 2025, that includes a proxy statement of ANB Holdings to be sent to ANB Holdings' shareholders seeking their approval of the Merger Agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF ANB HOLDINGS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, ANB HOLDINGS AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC's website (www.sec.gov). You are also able to obtain these documents, free of charge, from United at the "Investor Relations" section of United's website at www.ucbi.com or from ANB Holdings at www.americannationalbank.com. Copies of the definitive proxy statement/prospectus are also available, free of charge, by contacting United Community Banks, Inc., 200 East Camperdown Way, Greenville, South Carolina 29601, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or ANB Holdings, Inc., 4301 North Federal Highway, Oakland Park, Florida 33308, Attn: Ginger Martin, Telephone: (954) 267-8108.

PARTICIPANTS IN THE TRANSACTION

United, ANB Holdings and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from ANB Holdings' shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings "Director Compensation," "Director Independence," "Executive Compensation," and "Security Ownership" in United's definitive proxy statement in connection with its 2024 annual meeting of shareholders, as filed with the SEC on April 2, 2024 (available at: https://www.sec.gov/Archives/edgar/data/857855/000110465924042444/tm248368d7_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United's definitive proxy statement in connection with its 2024 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of ANB Holdings and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger. Free copies of this document may be obtained as described above.

